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10 December 2002


Mr. Patrick Probst
Mr. Spiro Spirou
28-09 24th Avenue
Astoria, New York 11102

Dear Patrick and Spiro:

This letter is to confirm the agreement reached between yourselves and Ecom Corporation regarding the sublease and operation of your bakery and retail facility at the above address. It is my understanding that we have agreed as follows:

The parties to this agreement are:
         Ecom Corporation, ("Ecom") a Delaware corporation with headquarters at 294 Valley Road, Middletown, RI 02840:
         Patrick Probst, (Probst") whose address is 28-15 24th Avenue, Astoria, New York 11102, and
         Spiro Spirou, ("Spirou") whose address is 28-09 24th Avenue, Astoria, New York 11102.

For valid consideration, the receipt of which is hereby acknowledged, the parties do hereby agree as follows:

1. Spirou, who is the president of S & J Bakery Corporation, the lessor of the bakery and retail facility (the "Facility") located at 28-09 24th Avenue, Astoria, New York 11102, agrees to assign the lease to the subject Facility, and to transfer his right, title and interest in and to all furniture, fixtures and equipment owned or leased by him therein, to Ecom Corporation. A copy of the subject lease is attached as Exhibit 1 hereto.

2. Probst, who is the owner of the bakery equipment located at the Facility and in storage, a list of which is provided as Exhibit 2 hereto, agrees to sell, assign and transfer his right, title and interest in and to said equipment to Ecom.

3. Probst and Spirou agree to operate the bakery and retail facility under employment agreements on the terms set forth below.

4. In consideration for the assignment of the subject lease and transfer of his interest in the furniture, fixtures and equipment, as set forth in paragraph 1 above, by Spirou and for his continued services, Ecom agrees to issue to the order of Spirou 2,000,000 of Ecom common stock, subject to Rule 144,


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and 375,000 shares of Ecom common stock, subject to S-8 registration (free trading shares).

5. In consideration for the sale, assignment and transfer of the bakery equipment owned by Probst located at the Facility, and for his cancellation of the $20,000 Promissory Note previously issued to him by Ecom, Ecom agrees to issue to the order of Probst 2,000,000 shares of Ecom common stock, subject to Rule 144 and 1,375,000 shares of Ecom common stock, subject to S-8 registration (free trading shares).

6. Ecom agrees to employ the full time services of Probst and Spirou in the management and operation of the Facility for a period of at least five years, and Probst and Spirou agree to provide their full time services for which Ecom agrees to provide them each a base weekly compensation as employees as follows:

         For weekly revenues of                    Base Compensation

            Up to $25,000                                $1,000
            $25,000 to $50,000                           $1,500
            $50,000 to $75,000                           $2,000
            Over $ 75,000                                $2,500.

In addition, annually, upon completion of the Ecom audit, Ecom will provide to Probst and Spirou each a bonus in Ecom Stock, subject to Rule 144, in an amount equal to their base salary for the previous year, with the number of shares to be based on the closing bid price as of 31 December of the year for which the bonus is calculated, but not less than $1.00 per share.

7. It is understood and agreed by Probst and Spirou that all business undertaken at the facility will be undertaken only on behalf of Ecom and/or its wholly owned subsidiary, Columbia Bakeries, Inc., and that all proceeds therefrom will be deposited in an Ecom account as directed by the Ecom CFO. Any misappropriation of funds will be cause for immediate dismissal and forfeiture of all future pay and stock bonuses, as well as other actions that may be appropriate under the circumstances.

8. This agreement shall be subject to and interpreted under the laws of the State of New York.

9. The parties hereto agree to execute such additional documents as are necessary to implement the terms set forth herein.

10. Fax copies of this letter agreement shall be considered originals.

Please review the above terms and conditions. If they are satisfactory with you both, please sign and return a copy of this letter and return it to me by

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fax. I will then prepare a definitive agreement for our mutual signatures.
However, in the interim, this letter agreement shall be binding upon you both, and will be binding upon Ecom when approved by the Ecom board of directors. In the event that such approval is not made on or before 15 December 2002, it shall be considered null and void.

Please include a photocopy of your driver's license with your signed copy.



Yours Truly,



Rounsevelle W. Schaum
Chairman and CEO

Agreed:


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Patrick Probst           Date


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Spiro Spirou             Date